Exhibit 21.1

CORE & MAIN, INC.

SUBSIDIARIES OF THE REGISTRANT

Upon the consummation of this offering, the following entities will become subsidiaries of Core & Main, Inc.

Legal Name	State or Jurisdiction of Incorporation or Organization
CD&R WW, LLC Core & Main Holdings, LP	Delaware Delaware
Core & Main Buyer, Inc.	Delaware
Core & Main Connector, LLC	Delaware
Core & Main Midco, LLC	Delaware
Core & Main Intermediate GP, LLC	Delaware
Core & Main LP	Florida